ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd Floor CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

November 30, 2018	William McAllister T: 313-845-1248 william.mcallister@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Flexible Municipal Income Fund
File Nos. 333-221829 and 811-23314

Dear Ms. Dubey:

This letter is in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone on November 30, 2018, regarding Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (“PEA 2”) relating to the common shares of beneficial interest of PIMCO Flexible Municipal Income Fund (the “Fund”), which was filed with the SEC on November 29, 2018. PEA 2 was filed pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the “Securities Act”), solely to register a new class of Common Shares of the Fund – Class A-1 and respond to comments from the Staff regarding Post-Effective Amendment No. 1 to the Fund’s Registration Statement.

The following sets forth the Staff’s comment and the Fund’s response thereto.

1.

Comment: Please confirm that the Fund will not offer shares through any intermediary pursuant to sales charge waivers, discounts and/or breakpoints required to be described in Appendix B to the prospectus prior to such time that the Fund files an updated Appendix B that contains all information the Fund understands to be required under Form N-2 and applicable rules, regulations and Staff guidance, either through a filing pursuant to Rule 497 of the Securities Act or an amendment to the Fund’s Registration Statement on Form N-2.

Response: The Fund so confirms.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (312) 845-1248 if you have any questions regarding the foregoing.

Very truly yours,

/s/ William McAllister

William McAllister, Esq.

cc:	Joshua Ratner, Esq.
Wu-Kwan Kit, Esq.
David C. Sullivan, Esq.
Nathan Briggs, Esq.